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                             October 11, 2022

       Gast  n Paladini
       Chief Executive Officer
       Moolec Science SA
       17, Boulevard F.W. Raiffeisen
       L-2411 Luxembourg,
       Grand Duchy of Luxembourg

                                                        Re: Moolec Science SA
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted September
27, 2022
                                                            CIK No. 0001937737

       Dear Gast  n Paladini:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A filed September 27, 2022

       General

   1. We note your response to our prior comment 1. Please include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Further, disclose that the time
necessary for government review of the transaction or a decision to prohibit the
transaction could prevent you from completing an initial business
 Gast  n Paladini
Moolec Science SA
October 11, 2022
Page 2
         combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Q. What equity stake will current LightJump Holders and current Company Shareholders have in
Holdco after the Closing?, page 14

2. We note your response to our prior comment 3 that there are currently no agreements made ancillary to the backstop agreement. Please revise your table in this section to state that, in scenarios where enough shareholders redeem their shares, the assumption that obligations under the Backstop Agreement will be satisfied through a cash contribution to
         Holdco is subject to change. Please also briefly describe the material terms of your
         Backstop Agreement, including the Redemption Reversals.
Fairness Opinion, page 99

3. Please attach the fairness opinion in your next amendment. MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 119

4.       We note your disclosure that "the business combination could be treated as a
         "reorganization" within the meaning of Section 368(a)(1)(A)". Please revise here and on page 19 to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should"
         or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly. Refer to Section III.C of Staff Legal Bulletin No. 19.
Financial Statements
General, page F-1
FirstName LastNameGast  n Paladini
5. We note your response to our prior comment 17 that you have not provided updated
Comapany   NameMoolec
       financial           Science
                 information  in an SA
                                    effort to expedite our review. Please note,
we may require
Octoberadditional
         11, 2022 time
                   Pageto2 process your filing when updated financial information is provided.
FirstName LastName
 Gast  n Paladini
FirstName LastNameGast  n  Paladini
Moolec Science  SA
Comapany
October 11,NameMoolec
            2022       Science SA
October
Page 3 11, 2022 Page 3
FirstName LastName
        You may contact Kevin Stertzel at (202) 551-3723 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters.
Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing